John Hancock Exchange-Traded Fund Trust

200 Berkeley Street

Boston, MA 02116

February 19, 2019

VIA EDGAR

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: John Hancock Exchange-Traded Fund Trust (the “Registrant”)

File Nos. 333-183173/811-22733

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter with respect to Post-effective Amendment No. 23 under the Securities Act of 1933, as amended, and Amendment No. 26 under the Investment Company Act of 1940, as amended, to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on December 13, 2018, accession no. 0001133228-18-006609 (the “Registration Statement”) relating to the registration of John Hancock Multifactor Media and Communications ETF (the “Fund”), a new series of the Registrant. This correspondence provides the staff of the Securities and Exchange Commission with the completed fee table under the section titled “Fund summary — Fees and expenses” and all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee table for the Fund.

The final fee table is shown below:

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.38
Other expenses[1]	0.47
Total annual fund operating expenses	0.85
Contractual expense reimbursement[2]	–0.45
Total annual fund operating expenses after expense reimbursements	0.40

1	"Other expenses" have been estimated for the fund's first year of operations.
2	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.40% of average daily net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2020, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or to reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on June 30, 2020, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Please do not hesitate to contact the undersigned at (617) 572-4575 if you have any questions concerning the foregoing.

Very truly yours,
/s/ Sarah M. Coutu
Sarah M. Coutu